UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with Article 157, §4º of Law n. 6.404/76 and CVM Rule n. 358/02, announces to its shareholders and to the market in general that its indirect controlled company, CPFL Energias Renováveis (“CPFL Renováveis”) released a Material Fact on this date informing that it received from the Securities Registration Superintendence (SRE) of the Securities and Exchange Commission of Brazil (CVM) the Official Letter 153/2018/CVM/SRE/GER-1 transcribed below, informing the acceptance of the request to extend the period for complying with Official Letter 114/2018/CVM/SRE/GER-1 filed by the offeror, in connection with the registration of the public tender offer for the indirect transfer of control of CPFL Renováveis. The original period, which would end today, June 4, 2018, was extended to June 18, 2018.

“Dear Sir,

1. In reference to the letter filed with the CVM on June 1, 2018, which requested an extension for complying with Official Letter 114/2018/CVM/SRE/GER-1 (“Official Letter”), in connection with the request for registration of the public tender offer for the indirect transfer of control of CPFL Energias Renováveis S.A.

2. In view of the arguments presented, we extend the period referred to in such Official Letter to no later than June 18, 2018.

3. We inform that the other conditions established in the Official Letter remain unaltered.”

CPFL Energia will inform its shareholders and the market in general of any developments regarding the matter reported hereof that are communicated to the Company.

Campinas, June 4th, 2018.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 4, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.